EXHIBIT 99.1

Completion of Sale of Golar Igloo

Hamilton, Bermuda, March 28, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar") announced today that it has completed its sale of the company that owns and operates the FSRU Golar Igloo to Golar LNG Partners L.P. ("the Partnership") for a price of approximately $310.0 million.

As consideration, the Partnership will assume $161.3 million of outstanding debt obligations in respect of the Golar Igloo and pay Golar the balance of $148.7 million in cash using the proceeds of its recent public equity offering, which closed on December 5, 2013.

Hamilton, Bermuda
March 28, 2014

Enquiries:
Golar Management Limited - + 44 207 063 7900
Brian Tienzo
Stuart Buchanan